Exhibit 4.9

Amendment No. 1
to the Team, Inc.
Second Amended and Restated 2018 Equity Incentive Plan
THIS AMENDMENT NO. 1 to the Second Amended and Restated Team, Inc. 2018 Equity Incentive Plan (the “Plan”) is approved by the Board of Directors of Team, Inc., a corporation organized under the laws of Delaware, and its successors (the “Company”) as of February 18, 2026 to be effective as set forth herein.
WHEREAS, the Company previously established the Plan; and
WHEREAS, the Company now desires to amend the Plan to increase the aggregate number of shares of Company common stock available for issuance under the Plan (the “Proposed Amendment”).
NOW, THEREFORE, the Plan is hereby amended, as follows:
Section 5(a) of the Plan is hereby amended by deleting the present section in its entirety and substituting the following in lieu thereof:
(a) General Limitations.
Subject to adjustment as provided in Section 20 hereof, the maximum number of Shares reserved for issuance in connection with Awards under the Plan is the sum of (i) 625,000 Shares; and (ii) the number of Shares remaining for issuance under the Plan immediately prior to the Effective Date. If all or any portion of any Award issued under the Plan shall terminate, expire, be cancelled or forfeited, or be exchanged with the Committee’s approval, prior to the issuance of shares of Common Stock, for an Award not involving shares of Common Stock (including Shares subject to Awards issued prior to the Effective Date), new Awards may thereafter be awarded with respect to such shares. Any shares of Common Stock tendered (by either actual delivery or attestation) to (i) pay the exercise price of an Option granted under the Plan, (ii) settled in cash in lieu of shares of Common Stock, or (iii) satisfy tax withholding obligations associated with an Award granted under the Plan, shall not become available again for grant under the Plan. Any shares of Common Stock that (i) were subject to a Stock Appreciation Right granted under the Plan that were not issued upon the exercise of such Stock Appreciation Right, or (ii) reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of an option, shall not become available for grant under the Plan. Any dividend equivalents settled in shares of Common Stock under the Plan shall be applied against the number of shares of Common Stock available for Awards.
This Amendment No. 1 to the Plan is subject to approval by the shareholders of the Company at a meeting duly called for such purposes. The Proposed Amendment may not occur unless and until this Amendment No. 1 is approved by the shareholders. Except as hereby modified, the Plan shall remain in full force and effect.

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